THE FARM PROJECT, PBC

AUDITED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023, AND 2022

INDEX TO FINANCIAL STATEMENTS

SET APART AC

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
The Farm Project, PBC
Marina Del Rey, California

Opinion

We have audited the financial statements of The Farm Project, PBC dba. Lettuce Grow (hereinafter referred to as "the Company"), which comprises the balance sheets as of December 31, 2023, and 2022, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and December 31, 2022, and the result of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

September 30, 2024
Los Angeles, California

THE FARM PROJECT, PBC
BALANCE SHEETS

As of December 31,	2023	2022
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 366,484	$ 2,766,049
Acccounts Receivable, net	137,402	37,550
Inventory	761,111	919,434
Prepaids and Other Current Assets	192,789	419,038
Total Current Assets	**1,457,786**	**4,142,070**
Property and Equipment, net	1,492,807	1,517,671
Intangible Assets	183,632	253,065
Security Deposit	17,981	75,290
Total Assets	**$ 3,152,207**	**$ 5,988,096**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 1,020,583	$ 1,257,360
Current Portion of Loans and Notes	344,944	1,062,498
Deferred Revenue	399,715	621,819
Other Current Liabilities	375,643	408,349
Total Current Liabilities	2,140,885	3,350,026
Promissory Notes, related party	3,637,033	3,637,033
Accrued Interest on Related Party Promissory Note	736,830	565,337
Loans and Notes, net of current portion	2,272,203	2,617,147
Total Liabilities	**8,786,951**	**10,169,544**
STOCKHOLDERS' EQUITY		
Common Stock	66	66
Series A-1 Preferred Stock	3	3
Series A-2 Preferred Stock	1	1
Series A-3 Preferred Stock	1	1
Series A-4 Preferred Stock	6	6
Series A Preferred Stock	2	2
Simple Agreements for Future Equity	6,675,000	5,600,000
Equity Issuance Cost	(79,870)	(79,870)
Additional Paid In Capital	14,892,894	14,892,894
Accumulated Deficit	(27,122,847)	(24,594,551)
Total Stockholders' Equity	**(5,634,744)**	**(4,181,448)**
Total Liabilities and Stockholders' Equity	**$ 3,152,207**	**$ 5,988,096**

See accompanying notes to financial statements.

For The Year Ended December 31,		2023		2022
(USD $ in Dollars)				
Net Revenue	$	11,637,033	$	16,465,851
Cost of Goods Sold		3,721,854		7,398,590
Gross Profit		**7,915,178**		**9,067,261**
Operating Expenses				
General And Administrative		4,160,957		6,326,940
Research And Development		1,123,685		2,562,527
Sales And Marketing		5,373,281		10,369,302
Total Operating Expenses		**10,657,922**		**19,258,768**
Net Operating Loss		**(2,742,744)**		**(10,191,507)**
Other Expense		24,891		8,800
Other Income		45,458		231,176
Interest Expense		547,956		625,524
Interest Income		-		1,878
Loss Before Provision For Income Taxes		**(3,270,133)**		**(10,592,777)**
Provision/(Benefit) For Income Taxes		-		-
Net Loss	**$**	**(3,270,133)**	**$**	**(10,592,777)**

See accompanying notes to financial statements.

THE FARM PROJECT, PBC

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Series A-1 Preferred Stock		Series A-2 Preferred Stock		Series A-3 Preferred Stock		Series A-4 Preferred Stock		Series A Preferred Stock		Simple Agreements for Future Equity	Equity Issuance Cost	Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Equity
(USD $ in Dollars)	**Shares**	**Amount**	**Shares**	**Amount**	**Shares**	**Amount**	**Shares**	**Amount**	**Shares**	**Amount**	**Shares**	**Amount**					
Balance—December 31, 2021	**204,521**	**$ 2**	**204,521**	**$ 2**	**-**	**$ -**	**-**	**$ -**	**-**	**$ -**	**-**	**$ -**	**$ 12,459,917**	**$ -**	**$ 1,682,304**	**$ (14,001,773)**	**$ 140,452**
Issuance of Stock	-	-	79,513	1	2,282	1	102,270	1	558,308	6	204,521	2	-	(79,870)	5,173,073	-	5,093,213
Conversion of SAFE into Equity	6,364,100	64	-	-	-	-	-	-	-	-	-	-	(6,859,917)	-	8,037,517	-	1,177,664
Net Loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(10,592,777)	(10,592,777)
Balance—December 31, 2022	**6,568,621**	**$ 66**	**284,034**	**$ 3**	**2,282**	**$ 1**	**102,270**	**$ 1**	**558,308**	**$ 6**	**204,521**	**$ 2**	**$ 5,600,000**	**$ (79,870)**	**$ 14,892,894**	**$ (24,594,551)**	**$ (4,181,448)**
Issuance of SAFEs	-	-	-	-	-	-	-	-	-	-	-	-	1,075,000	-	-	-	1,075,000
Prior Year Adjusmtnets	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	741,837	741,837
Net Loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(3,270,133)	(3,270,133)
Balance—December 31, 2023	**6,568,621**	**$ 66**	**284,034**	**$ 3**	**2,282**	**$ 1**	**102,270**	**$ 1**	**558,308**	**$ 6**	**204,521**	**$ 2**	**$ 6,675,000**	**$ (79,870)**	**$ 14,892,894**	**$ (27,122,847)**	**$ (5,634,744)**

See accompanying notes to financial statements.

THE FARM PROJECT, PBC

STATEMENTS OF CASH FLOWS

For The Year Ended December 31,		2023	2022
(USD $ in Dollars)			
CASH FLOW FROM OPERATING ACTIVITIES			
Net Loss	$	(3,270,133)	$ (10,592,777)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation of Property		255,851	223,429
Inventory Adjustment		741,837	(291,385)
Amortization of Intangibles		170,104	154,495
Changes in operating assets and liabilities:		-	-
Acccounts receivable, net		(99,853)	(9,713)
Inventory		158,323	430,736
Prepaids and Other Current Assets		283,557	214,071
Accounts Payable		(236,777)	(901,028)
Deferred Revenue		(222,104)	621,819
Other Current Liabilities		(32,706)	130,671
Net Cash Used In Operating Activities		**(2,251,900)**	**(10,019,683)**
CASH FLOW FROM INVESTING ACTIVITIES			
Purchases of Property and Equipment		(230,987)	(582,360)
Purchases of Intangible Assets		(100,672)	(158,600)
Net Cash Used In Investing Activities		**(331,659)**	**(740,960)**
CASH FLOW FROM FINANCING ACTIVITIES			
(Repayments)/ Borrowing on Loans and Notes		(891,006)	290,336
Proceeds from Issuance of Stock, net of issuance cost		-	5,093,213
Proceeds from Issuance of SAFE		1,075,000	-
Net Cash Provided By Financing Activities		**183,994**	**5,383,549**
Change in Cash and Cash Equivalents		**(2,399,565)**	**(5,377,094)**
Cash and Cash Equivalents— Beginning of the Year		2,766,049	8,143,143
Cash and Cash Equivalents— End of the Year	**$**	**366,484**	**$ 2,766,049**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash Paid During The Year For Interest	$	376,464	$ 60,187
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES			
Conversion of Simple Agreement for Future Equity to Equity Shares	$	6,859,917	$ -

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

The Farm Project, PBC dba. Lettuce Grow was incorporated on March 9, 2017, in the state of Delaware. The financial statements of The Farm Project, PBC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Marina Del Rey, California.

Lettuce Grow is a mission-driven organization with the goal of empowering consumers to lead the transition to a sustainable food system. Lettuce Grow's hydroponic gardening system, the Farmstand, helps people grow and harvest 20% of their own fresh produce, eliminating food waste and reducing water and carbon impact by more than 98%. Designed for home growers regardless of time, space, or growing experience, Lettuce Grow provides living starter plants that mature into nutritious food easily in the Farmstand, bringing joy and simplicity to harvesting your own produce.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the U.S. GAAP. The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, and 2022, the Company's cash and cash equivalents exceeded FDIC-insured limits by $69,060 and $2,484,253, respectively.

Accounts Receivables

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB, introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023, and 2022, the Company determined an allowance for expected credit loss was not material to the financial statements.

Inventories

Inventories are valued at the lower of cost or net realizable value. Inventories include costs for finished goods which are determined using a FIFO (first-in-first-out) method.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the <straight-line method> over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Tooling	5 years
Vehicles	5 years
Molds and Prototype	10 years
Growing	10 years
Office Equipment	5-7 years

Impairment of Long-lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2023 and 2022.

Intangible Assets

Intangible assets with finite lives, such as websites, are amortized on a straight-line basis over their estimated useful lives. The estimated useful life of the Company's websites is determined to be 3 years.

Equity Issuance Costs

Equity issuance costs are costs directly attributable to the issuance of equity securities, including common stock and/or preferred stock. These costs generally include underwriting fees, legal fees, accounting fees, printing and filing fees, and other costs associated with the issuance of equity securities. The company recognizes these costs as reduction in proceeds from the issuance of stock.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash and cash equivalents, accounts receivable, and loans. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers primarily located throughout the United States of America.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification (“ASC”) 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- Online Sales: Revenue is recognized at a point-in-time when the goods are delivered to the customer.
- Direct to Business Sales: Revenue is recognized at a point-in-time when the goods are delivered to the business customer.
- Seedlings Credits: Revenue is recognized over time as the customer utilizes the seedlings credit.
- Gift Cards: Revenue is recognized at a point-in-time when the gift card is redeemed

Deferred Revenue

The Company recognizes a liability upon the sale of gift cards and seedlings credit. The Company recognizes revenue when these gift cards are redeemed or the seedlings credits are utilized. Deferred revenue as of December 31, 2023 and 2022 was $399,715 and $621,819, respectively

Cost of sales

Costs of goods sold include the cost of equipment sold, freight and delivery, packaging and supplies and cost of retail products.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2023 and 2022 amounted to $2,472,650 and $5,159,338, respectively which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Stock Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options at grant date.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 30, 2024, which is the date the financial statements were issued.

3. INVENTORY

Inventory consists of finished goods including Farmstands, seedlings and other items which are ready to be sold to the customer. The balance of inventory, net of shrinkage allowance as of December 31, 2023 and 2022, was $761,111 and $919,434, respectively.

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2023	2022
Undeposited Funds	$ 4,595	$ 14,612
Prepaids	111,924	107,761
Clearing Accounts	76,270	296,665
Total Prepaids and Other Current Assets	**$ 192,789**	**$ 419,038**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2023	2022
Credit Cards	$ 215,960	$ 42,294
Accrued Expenses	24,543	211,917
Payroll Liabilities	15,113	25,911
Gift Card Liability	54,384	52,009
Sales Tax Payable	65,643	76,217
Total Other Current Liabilities	**$ 375,643**	**$ 408,349**

5. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of Year Ended December 31,	2023	2022
Growing	$ 74,153	$ 74,153
Tooling	216,897	216,897
Office Equipment	103,781	35,474
Vehicles	77,629	78,632
Molds and Prototype	1,913,519	1,749,836
Property and Equipment, at cost	**2,385,979**	**2,154,992**
Accumulated Depreciation	(893,172)	(637,321)
Property and Equipment, net	**$ 1,492,807**	**$ 1,517,671**

Depreciation expenses for property and equipment for the years ended December 31, 2023, and 2022 were in the amount of $255,851 and $223,429 respectively. Depreciation expense has been recognized as period cost in statements of operations.

6. INTANGIBLE ASSETS

As of December 31, 2023, and December 31, 2022, intangible assets with finite useful life consist of:

As of Year Ended December 31,	2023	2022
Website	$ 639,665	$ 538,993
Intangible assets, at cost	**639,665**	**538,993**
Accumulated Amortization	(456,032)	(285,928)
Intangible Assets, net	**$ 183,632**	**$ 253,065**

All intangible assets are subject to amortization. Amortization expenses for the website for the years ended December 31, 2023, and 2022 were $170,104 and $154,495, respectively. Amortization expense has been recognized as period cost in statements of operations.

The following table summarizes the estimated amortization expense relating to the Company's finite-lived intangible assets:

As of December 31,	2023
2024	$ 91,816
2025	91,816
2026	-
2027	-
2028 and thereafter	-
Total	**$ 183,632**

7. CAPITALIZATION AND EQUITY

Common Stock

The Company is authorized to issue 9,061,714 units of common stock with par value of $0.00001. As of December 31, 2023, and 2022, 6,568,621 and 6,568,621, respectively, have been issued and are outstanding. Each unit of common stock has 1 voting right.

Series A-1 Preferred Stock

The Company is authorized to issue 284,034 units of Series A-1 Preferred Stock with a par value of $0.00001. As of December 31, 2023, and 2022, 284,034 and 284,034, respectively, have been issued and are outstanding. Each unit of Series A-1 Preferred Stock has 1 voting right.

Series A-2 Preferred Stock

The Company is authorized to issue 2,282 units of Series A-2 Preferred Stock with a par value of $0.00001. As of December 31, 2023, and 2022, 2,282 and 2,282, respectively, have been issued and are outstanding. Each unit of Series A-2 Preferred Stock has 1 voting right.

Series A-3 Preferred Stock

The Company is authorized to issue 102,270 units of Series A-3 Preferred Stock with a par value of $0.00001. As of December 31, 2023, and 2022, 102,270 and 102,270, respectively, have been issued and are outstanding. Each unit of Series A-3 Preferred Stock has 1 voting right.

Series A-4 Preferred Stock

The Company is authorized to issue 558,308 units of Series A-4 Preferred Stock with a par value of $0.00001. As of December 31, 2023, and 2022, 558,308 and 558,308, respectively, have been issued and are outstanding. Each unit of Series A-4 has 1 voting right.

Series A Preferred Stock

The Company is authorized to issue 359,743 units of Series-A Preferred Stock with a par value of $0.00001. As of December 31, 2023, and 2022, 204,521 and 204,521, respectively, have been issued and are outstanding. Each unit of Series A Preferred Stock has 1 voting right.

Voting Rights

All stockholders can vote on decisions related to the composition of the Board of Directors, including filling vacancies and removing directors as necessary as well as increase in authorized capital as deemed necessary.

Simple Agreements for Future Equity (SAFEs)

As of December 31, 2023, and 2022, the Company has outstanding SAFEs amounting to $6,675,000 and $5,600,000, respectively. The SAFE agreements grant investors the right to future equity in the same class and series of shares sold during the financing event. The number of shares the investor receives will be determined as follows:

- If the Company's pre-money valuation immediately prior to this financing event is greater than the Valuation Cap (the Valuation Cap is set at either US$123M or US$100M, depending on the SAFE agreement), the investor receives shares equal to the SAFE Purchase Price divided by the price per share calculated using the Valuation Cap.

- If the Company's pre-money valuation immediately prior to this financing event is less than or equal to the applicable Valuation Cap, the investor receives shares equal to the SAFE Purchase Price divided by the product of (a) the price-per-share of the equity securities sold during the financing event, multiplied by (b) a discount rate of 80%.

Alternatively, upon the occurrence of a liquidity event, the SAFE agreements provide investors with the option to either (subject to certain exclusions set forth in the SAFE agreements):

- Receive a portion of the cash proceeds equal to 2x the SAFE Purchase Price (subject to pro rata reduction among such electing SAFE holders in the event there are insufficient cash flows, in which case, any remainder amount shall be paid pursuant to clause (ii) below), or

- Automatically receive a number of shares of the Company's Common Stock equal to the SAFE Purchase Price divided by the liquidity price obtained by dividing the applicable Valuation Cap by the then-issued and outstanding shares of the Company's Capital Stock (assuming the exercise and conversion of all issued and outstanding options and warrants, but excluding all other convertible securities, including the SAFEs).

The SAFE agreements primarily exhibit characteristics of equity. The absence of an unconditional obligation to transfer assets, the lack of a maturity date, and the primary feature of converting into equity all support the classification of these instruments as equity and the Company has recorded these instruments as equity.

Stock-based Compensation

The Company reserved 805,137 shares of its Common Stock pursuant to the Equity Incentive Plan (hereinafter referred to as "the Plan"), which provides for the grant of shares of incentive stock options or non-statutory stock options, to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

As of December 31, 2023 and 2022, 309,594 and 350,845, respectively, options were issued and outstanding under the stock options plan.

8. DEBT

Promissory Notes & Loans

The Company has the following notes & loan agreements:

					As of December 2023			As of December 2022		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
WTI Note	$ 4,000,000	15.00%	2021	01/06/2026	$ 344,944	$ 2,272,203	$ 2,617,147	$ 1,062,498	$ 2,617,147	$ 3,679,645
Total					**$ 344,944**	**$ 2,272,203**	**$ 2,617,147**	**$ 1,062,498**	**$ 2,617,147**	**$ 3,679,645**

Related Party Promissory Notes

					As of December 2023			As of December 2022		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Notes, related p	$ 3,637,033	4.00%	2019 - 2021	01/01/2026	$ -	$ 3,637,033	$ 3,637,033	$ -	$ 3,637,033	$ 3,637,033
					$ -	**$ 3,637,033**	**$ 3,637,033**	**$ -**	**$ 3,637,033**	**$ 3,637,033**

The summary of the future maturities as of December 31, 2023, is as follows:

2024	$ 344,944
2025	1,457,700
2026	4,451,536
2027	-
2028 and thereafter	-
Total	**$ 6,254,180**

9. INCOME TAXES

The provision for income taxes consists of the following:

For The Year Ended December 31,		2023		2022
Net Operating Loss	$	(3,265,383)	$	(6,869,697)
Valuation Allowance		3,265,383		6,869,697
Net Provision For Income Tax	$	-	$	-

Significant components of the Company's deferred taxes are as follows:

As of December 31,		2023		2022
Cumulative Net Operating Loss	$	(10,135,080)	$	(6,869,697)
Valuation Allowance		10,135,080		6,869,697
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2023, and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $10,139,830, and the Company had state net operating loss ("NOL") carryforwards of approximately $895,941. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

The Company has issued a promissory note to Jacob Pechenik, CEO and Founder and, therefore a related party. The details of the loan have been disclosed in the Note 8 of these financial statements.

Subsequent to year end, the Company entered into a promissory note with sister of the CEO details of which have been disclosed in the Note 12 of these financial statements.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, and 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023, through September 30, 2024, which is the date the financial statements were available to be issued.

On January 12, 2024, the Company entered into a Simple Agreement for Future Equity (SAFE) with a purchase amount of $500,000. The SAFE has a valuation cap of $30 Million and a discount rate of 75%.

On February 1, 2024, the Company entered into a Simple Agreement for Future Equity (SAFE) with a purchase amount of $100,000. The SAFE has a valuation cap of $30 Million and a discount rate of 75%.

In 2024, the Company renegotiated the terms of the WTI Loan with a principal balance outstanding of $2,617,147 as of December 31, 2023. Per the renegotiated terms, the maturity date has been extended to June 2026 and the payment terms have been revised. Under the new payment terms, the Company is only obligated to make interest payments till December 31, 2024, and accelerated principal payments in 2025 and 2026.

On July 30, 2024, the Company entered into an Unsecured Bridge Financing Promissory Note with the sister of Jacob Pechenik, the CEO of the Company and therefore a related party. The principal amount borrowed under this facility is $250,000. The imputed interest rate under the facility is 10.00% per annum. The loan is repayable upon earlier of; (i) immediately prior to change in control, (ii) closing of an equity financing under the terms stipulated in the agreement, or (iii) December 31, 2027.

On August 26, 2024, the Company entered into an Unsecured Bridge Financing Promissory Note with a third-party lender. The principal amount borrowed under this facility is $250,000. The imputed interest rate under the facility is 10.00% per annum. The loan is repayable upon earlier of; (i) immediately prior to change in control, (ii) closing of an equity financing under the terms stipulated in the agreement, or (iii) December 31, 2027.

There have been no other events or transactions other than those already disclosed which would have a material effect on these financial statements.